SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock and Series G, N, P and S 10% Cumulative Convertible Preferred Stock.	4
2	A copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2006.	10

Exhibit 1

November 7, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on November 7, 2006, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2005:

1.         A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2006, payable on December 15, 2006 to the holder of record on November 24, 2006.

2.         P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

3.         P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

4.         P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

5.         P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

Thank you.

Page 1 of 4	Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,190,235 As of September 30, 2006	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  7 November 2006

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on November 7, 2006 declared, out of the unrestricted retained earnings of the Company as of December 31, 2005, the following cash dividends:

1. A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2006, payable on December 15, 2006 to the holder of record on November 24, 2006.

2. P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

3. P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

4. P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

5. P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2006, payable on December 29, 2006, to the holders of record on December 7, 2006.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 7, 2006

Exhibit 2

November 7, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2006.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

November 7, 2006

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2006.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,190,235 As of September 30, 2006	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Page 3 of 10

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

5.                  7 November 2006

Date of Report (Date of earliest event reported)

6.                  SEC Identification Number PW-55

7.                  BIR Tax Identification No. 000-488-793

8.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 2

Press Release

THIRD QUARTER NET INCOME SURGES TO RECORD P10.4 BILLION

NINE MONTHS’ NET INCOME REACHES P25.7 BILLION

  Reported consolidated net income of P25.7 billion for the nine months of 2006, 4% higher than P24.8 billion in same period of 2005
  Third quarter net income of P10.4 billion up 55% compared with second quarter of P6.7 billion due to forex gains and other exceptional items
  Core net income at P23.2 billion (before the effects of forex, deferred tax assets and additional depreciation), an increase of 11% from first nine months of 2005
  Core EPS up 8% to P125 per share
  Consolidated EBITDA reaches P60.7 billion, up 5%; EBITDA margin improves to 66% of service revenues
  Consolidated net debt balance down to less than P70 billion equivalent (US$1.4 billion) with net debt to EBITDA at 0.85 times
  Piltel to be debt-free by December 2006

MANILA, Philippines, 7th November 2006 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial results for the first nine months of 2006, reporting a consolidated net income of P25.7 billion compared with P24.8 billion for the same period last year. Core earnings of P23.2 billion, before the effects of foreign exchange gains/losses, deferred tax assets and additional depreciation, improved 11% compared with core earnings of P20.9 billion for the first nine months of 2005.

Consolidated service revenues rose by 3% to P92 billion. Consolidated EBITDA improved by 5% to P60.7 billion while EBITDA margins rose to 66% compared with 64% last year.

In line with PLDT Group’s strategy to step up the upgrade of its Fixed Line and Wireless networks, consolidated capital expenditures increased to P16.9 billion. PLDT Fixed Line is currently upgrading about 300,000 fixed lines to NGN while wireless subsidiary Smart Communications, Inc. (“Smart”) has expanded its cellular network to support its ongoing initiatives and programs for 2G, wireless broadband and 3G. The Group expects total capital expenditures for 2006 to reach P20 billion. Despite the higher capital expenditure level, consolidated free cash flow remained strong at P32.1 billion for the first nine months of the year.

The Group’s consolidated balance sheet further strengthened with consolidated debt balances down to less than US$1.8 billion. Net debt to EBITDA and net debt to free cash flow ratios continued to improve, falling to 0.85 times and 1.7 times, respectively.

Exhibit 2

On 25th October 2006, cellular subsidiary Pilipino Telephone Corporation (“Piltel”) submitted notices of its intent to make the final voluntary prepayment of its principal debt. The aggregate prepayment amount of US$233 million, of which US$161 million is owed to Smart and US$72 million is owed to third parties, represents the balance of Piltel’s total outstanding restructured debt after the initial payment of US$176 million was paid on 5th June 2006. The final prepayment will be effected on 4th December 2006 after which Piltel’s restructured debt balance will be reduced to zero. Piltel is currently seeking approval from the Bangko Sentral ng Pilipinas for the purchase of foreign exchange requirements relating to the prepayment.

Wireless: Moving Beyond Cellular

Consolidated wireless service revenues rose to P58 billion for the first nine months of 2006, 6% higher than the P55 billion realized in the same period last year. Consolidated wireless EBITDA grew by 6% to P38.9 billion for the first nine months of 2006 versus P36.8 billion for the first nine months of 2005. EBITDA margins remained at 67%.

The PLDT Group’s total cellular subscriber base for the first nine months of 2006 grew by over 2.5 million subscribers to 22.9 million. Smart recorded net additions of approximately 1.1 million subscribers while Talk ‘N Text added about 1.4 million subscribers to end the first nine months of 2006 with 16.5 million and 6.4 million subscribers, respectively.

Consistent with Smart’s objective to develop new businesses beyond cellular, Smart increased its wireless broadband subscribers to 93,000 as of the end of September 2006 under its Smart Bro wireless broadband service. SmartBro grew its subscriber base by 35,000 in the third quarter alone. Smart now has over 2,270 wireless broadband-enabled base stations providing high-speed internet access in 386 cities and municipalities all over the country at very affordable rates. The increased network coverage of SmartBro provides the Group with a complementary broadband service in areas that are currently not covered by PLDT’s fixed line DSL network.

The third quarter of 2006 saw a series of marketing launches designed to enhance both consumer product benefits as well as brand equities. In a move to reinforce Smart Buddy’s leadership, Smart launched the “Ang Saya” thematic campaign featuring five of the hottest young endorsers in the Philippines today. The campaign positions Smart Buddy as an innovative lifestyle brand which adds excitement, fun and helps you get more “life out of life”.

Talk ‘N Text, on the other hand, followed with its “Gumagaan ang Life” thematic campaign in September. This highlights Talk ‘N Text’s superior value proposition aimed at lower-income segments of the market. The material is timely and relevant as it shows how Talk ‘N Text makes communication possible even with a low income because it is truly “value-for-money”.

Exhibit 2

Also in September, Smart Buddy and Talk ‘N Text launched the All Text 20 load, an electronic load denomination which offers 100 on-net SMS for P20. All Tex t20 is valid for a day and is conveniently available in over 800,000 retailers. All Text 20 replaces Unli (the P20 load w/ unlimited SMS which was launched in the second quarter of 2006) and provides better network efficiency while increasing yield per SMS.

“The innovative programs launched in the third quarter and the encouraging growth of SmartBro have helped sustain the Company’s performance level, despite the historical tendency of a “slowdown” in that period and puts us a step ahead in moving beyond cellular,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Stepping up Broadband

Fixed Line service revenues decreased 2% to P35.9 billion in the first nine months of 2006 from P36.7 billion last year as the increase in data revenues, from both corporate data services and residential DSL, was offset by declines in revenues of local exchange and ILD services partly because of the 6% appreciation of the peso year-on-year. Fixed line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers reached 126,000 while our Vibe dial-up Internet service had 422,000 subscribers as of end-September 2006. PLDT DSL and Vibe contributed P2.6 billion in revenues for the first nine months of 2006, up 38% from last year.

EBITDA for the first nine months of 2006 rose by 4% to P21.2 billion and EBITDA margins improved to 59% compared with 56% for the same period last year. The increase in EBITDA takes into account the significant decline in the provision for doubtful accounts brought about by improved collections.

Additional depreciation expenses of P6.1 billion were taken up in the first nine months of 2006 due to a change in the estimated useful lives of certain fixed assets as the migration to Next Generation Network (NGN) progresses. Without these additional charges, total operating expenses would have decreased by 4%.

"We continue to reposition the fixed line business by growing our data revenues which increased by 32% year-on-year and now represent over 25% of our fixed line revenues. The NGN rollout is now being concentrated in priority areas where corporate data and residential demand have been identified. Together with SmartBro, we effectively have a dual-pronged approach in our goal of “broadbanding” the country," declared Nazareno.

Exhibit 2

ePLDT: Sharpening its Focus

ePLDT, the Group’s information and communications technology arm, reported service revenues of P3.8 billion for the first nine months of 2006, an 80% increase from P2.1 billion realized in the same period last year, as a result of the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies, Inc. (“SPi”) in July 2006.

Consolidated call center revenues continued to improve significantly, growing 41% to P1.9 billion as a result of increases in capacity utilization and billable hours for new and existing clients, despite the appreciation of the peso. Call center revenues make up 50% of ePLDT’s total revenues. ePLDT Ventus now operates seven sites with combined call center seats of more than 5,000 and an employee base of about 5,000.

SPi, on the other hand, generated revenues of P3.1 billion in the first nine months of 2006, of which P930 million were consolidated into ePLDT from July 2006 onwards after ePLDT completed its acquisition. SPi is the 2nd largest pure-play business process outsourcing (“BPO”) company and the 9th largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. Its core capabilities include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management. SPi currently has over 3,500 seats in support of its various business lines.

In August 2006, SPi acquired 100% of CyMed, Inc. (“CyMed”) for US$35 million. CyMed provides medical transcription services for more than 400 healthcare systems across 49 states in the United States. The acquisition has catapulted SPi into becoming the third largest company in the outsourced medical transcription industry.

SPi and ePLDT Ventus now constitute the Philippines’ foremost BPO services provider with over 10,000 employees and more than 8,500 seats in its combined BPO/call center operations. Their combined revenues of approximately P5 billion account for 5% of the PLDT Group’s consolidated service revenues.

“The addition of CyMed strengthens SPi’s market position and should accelerate SPi Healthcare’s path to profitability by better leveraging its fixed costs across more customers”, said Ray C. Espinosa, ePLDT President and CEO.

Conclusion

On 23rd October 2006, the PLDT Group submitted its response to the second consultative paper of the National Telecommunications Commission (“NTC”) on whether “Significant Market Power” (“SMP”) obligations should be imposed on the Philippine telecommunications industry. In formulating its response, the PLDT Group took into account industry interests as well as the broader context of our nation’s economic development, drawing on the experience in other countries. The PLDT

Page 8 of 10

Exhibit 2

Group believes that the basis for the need for regulatory reform is unclear and the envisioned SMP regime is inappropriate for the Philippines as the market is highly competitive and well-functioning. In addition, the imposition of SMP and its attendant obligations would discourage capital investments in a sector that the Philippine economy is highly dependent on. The PLDT Group has therefore proposed that the NTC explore its full range of options available on a cost-benefit basis, taking into consideration the specific local context of the Philippine marketplace.

“The PLDT Group is in a unique position in the industry – we have the scale and ability to continue investing significantly in infrastructure and services which can impact positively on our country’s development. We have been always mindful however that this strength begets much responsibility. We have therefore seen to it that our subscribers derive commensurate benefits in terms of value and innovation,” concluded Chairman Manuel V. Pangilinan.

###

Exhibit 2

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 7, 2006